September 8, 2010
VIA EDGAR AND FEDEX
Mr. Michael Clampitt, Senior Counsel
SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:
Comm Bancorp, Inc. (“CBI”)
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 29, 2010
Form 10-Q for Fiscal Quarter Ended March 31, 2010
Filed May 17, 2010
Definitive Proxy Statement on Schedule 14A
Filed June 2, 2010
File No. 0-17455

Dear Mr. Clampitt:
Pursuant to your August 6, 2010, letter regarding the aforementioned filings of CBI, we submit the following responses of CBI to your comments. For convenience of reference, we have included in italics each of the Securities and Exchange Commission’s (“Commission”) numbered comments followed by CBI’s response to that comment.
On August 10, 2010, CBI filed a Current Report on Form 8-K with the Commission reporting that the Boards of Directors of CBI and F.N.B. Corporation (“FNB”) signed a definitive merger agreement on August 9, 2010, whereby FNB will acquire CBI. CBI and FNB intend to distribute the final proxy statement/prospectus to CBI shareholders in connection with CBI’s anticipated November 2010 special meeting of CBI shareholders. At the time of the closing of this merger, CBI would deregister its common stock under the Securities Exchange Act of 1934, as amended (the “1934 Act”). In such event, the only 1934 Act filing CBI will make in the future will be its Form 10-Q Quarterly Report for the quarter ending September 30, 2010. Based on these unique circumstances, CBI does not believe it is in the public interest nor necessary for the protection of investors to amend any of its historical 1934 Act filings.

Securities and Exchange Commission

September 8, 2010
Form 10-K for the Fiscal Year Ended December 31, 2009
Directors, page 23
1.
In future filings, for each director or nominee, please revise to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the individual should serve on the board. Please see Item 401(e) of Regulation S-K.

The facing sheet of CBI’s Form 10-K for the year ended December 31, 2009, indicated that portions of its 2010 proxy statement were incorporated by reference in Part III of such Annual Report. CBI included the required information the Commission cites with respect to a discussion of the specific experience, qualifications, attributes or skills that led to the conclusion that the individual should serve on CBI’s board in the section entitled “Board of Directors” beginning on page 9 in CBI’s definitive proxy statement it filed with the Commission on June 2, 2010. In future filings, CBI will specifically identify in any future Form 10-K’s the section of CBI’s definitive proxy statement that contains such information.
Item 11. Executive Compensation, page 32
2.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

The commentary to Item 402(s) of Regulation S-K states in part, “disclosure is only required if the compensation policies and practices are reasonably likely to have a material adverse effect on the company”. CBI concluded that disclosure with respect to the requirements of Item 402(s) of Regulation S-K was not required. CBI’s Compensation Committee reviewed CBI’s policies and procedures with respect to executive compensation and determined that its compensation practices do not encourage its executive officers or others to take inappropriate risks that are reasonably likely to result in a material adverse effect on CBI. CBI will include a statement to this effect in any future proxy statements it files relating to the election of directors.
Furthermore, because CBI incurred a net loss for 2009, the Compensation Committee decided that no incentive bonuses based on the performance of CBI or any discretionary bonuses would be paid to its executive officers in 2009. CBI will include a statement disclosing this type of information in its future 1934 Act filings.
Certain Relationships and Related Transactions, page 40
3.
It appears from your disclosure that there may be currently outstanding loans to related persons above the threshold amount. If yes, please revise to so indicate. Also, in that case, revise your disclosure to include, if accurate, all three representations found in Instruction 4(c) to Item 404(a) of Regulation S-K, including the statement that such loans were made “on substantially the same terms ... as those of comparable transactions prevailing at the time with other persons not related to” the lender.

Securities and Exchange Commission

September 8, 2010
CBI made no loans to its directors or executive officers since January 1, 2009, in which the amount involved exceeded $120,000. The disclosure in Item 13 of CBI’s Form 10-K for 2009 confirms that loans made to directors and executive officers were made on comparable terms and with similar interest rates as those prevailing for other customers. In addition, such disclosure states that these loans did not involve more than the normal risk of collectibility nor did they present any other unfavorable features. In any future 1934 Act filings of proxy statements relating to the election of directors, CBI will include a statement to the effect that the loans to such related parties:
•	were made in the ordinary course of business;
•	were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender; and
•	did not involve more than the normal risk of collectibility or present other unfavorable features.
Exhibit 13
Management’s Discussion and Analysis
Critical Accounting Policies, page 30
4.
You state on page 32 that on May 5, 2010 you were informed that you did not comply with certain “supervisory guidance.” Please tell us in detail and revise your future filings to more clearly identify and describe the supervisory guidance with which you were informed that you were not in compliance. Specifically identify whether the guidance in question relates only to the amount of allowance or also to the timing of charge-offs.

The supervisory guidance in question related only to the amount of the allowance and not to the timing of charge-offs. The sources of the supervisory guidance which were the basis for the Board of Governors of Federal Reserve System (“FRB”) causing CBI to restate its 2009 financial statements included:
•	the FRB Supervisory Release (“SR”) 06-17, “Interagency Policy Statement on the Allowance for Loan and Lease Losses;”
•	the FRB SR 01-17, “Interagency Policy Statement on Allowance for Loan and Lease Losses Methodology and Documentation for Banks and Savings Institutions;” and

Securities and Exchange Commission

September 8, 2010
•
the Federal Financial Institutions Examination Council Instructions for Preparation of Consolidated Reports of Condition and Income (“Instructions”). Both FRB SR 06-17 and FRB SR 01-17 state that the methodology utilized to assess the adequacy of the allowance for loan and lease losses (“ALLL”) and the documentation support must be in accordance with generally accepted accounting principles (“GAAP”). Specifically this guidance states, “For financial reporting purposes, including regulatory reporting, the provision for loan and lease losses and the ALLL must be in accordance with GAAP.” Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) 310, “Receivables” and FASB ASC 450, “Contingencies” set forth the principal guidance in this area. CBI management deemed the methodology it used to assess the adequacy of its ALLL and documentation to support such assessment was in accordance with GAAP.

Management engaged an experienced independent consulting firm to provide quarterly validations of CBI’s ALLL methodology and documentation. The scope of this engagement was to:
•
the review of CBI’s ALLL methodology for compliance by CBI’s wholly owned subsidiary, Community Bank and Trust Company (the “Bank”), which applicable policies and accounting and regulatory guidance, including FASB ASC 310 and FASB ASC 450;

•	to ensure that CBI’s qualitative and environmental factors were appropriately supported in accordance with FASB ASC 450;
•	to ensure that CBI’s FASB ASC 310 analyses were supported by appropriate documentation and met the intent of the guidance;
•
to provide reasonable assurance that the Bank’s loan review is identifying those loans which should be evaluated in accordance with FASB ASC 310 and the resulting impairment measurement under FASB ASC 310 were generally complete and reasonable in light of the current environment; and

•	to provide a presentation of the results of such engagement to CBI’s Board of Directors.
The results of the engagement validated that CBI’s ALLL methodology and documentation were in accordance with GAAP.
The FRB was of the opinion that the Bank’s ALLL methodology was not in compliance with supervisory guidance. The FRB based its opinion on a list of criticisms and deficiencies cited from the December 31, 2009, onsite examination of the FRB. The FRB delivered this list to the Bank on April 21, 2010. The deficiencies noted related primarily to compliance with FASB ASC 450. On April 30, 2010, management of the Bank and its independent consultant met with the FRB examiners to discuss the list of criticisms and deficiencies related to the ALLL methodology. CBI’s receipt of this list occurred well after it had filed its Form 10-K Annual Report for 2009. CBI provided a detailed response to the FRB on April 30, 2010, with attachments explaining that CBI had already addressed a majority of the FRB considerations either through the revisions made to the ALLL at September 30, 2009, or because the observations of the FRB were incorrect. CBI and its outside consultant notified the FRB that, based on a review of the remaining considerations included in the list, CBI could not substantiate the FRB’s required adjustment of $7.0 million to the ALLL at December 31, 2009. CBI requested a written report from the FRB on CBI’s response to the FRB list. CBI has not received a response from the FRB.

Securities and Exchange Commission

September 8, 2010
Loan Portfolio, page 44
5.
On page 47 you discuss certain balances of junior-lien and interest-only loans. Please revise your future filings to discuss the extent to which you monitor current loan-to-value ratios for each of types of loans and evaluate current collateral values for deterioration in such ratios. Disclose the reset dates for your interest-only loans, and quantify the amount of interest-only loans expected to reset within the next year.

In future filings, CBI will discuss the extent to which it monitors current loan-to-value ratios for each type of loan and evaluates current collateral values for deterioration in such ratios. In addition, CBI will disclose the reset dates for its interest-only loans, and quantify the amount of interest-only loans expected to reset within the next year.
Distribution of non-performing assets, page 54
6.
We note your disclosure that as a part of your efforts to improve asset quality you have “overhauled the appraisal process by requiring new appraisals on all impaired loans subject to evaluation under FASB ASC 310 and any loan that is delinquent over 60 days”. Please revise your future filings to address the following:

a)	Specifically disclose how this policy differs from your previous policy.
CBI’s previous policy required updated appraisals when a loan was delinquent as to principal or interest for 90 days or more. In addition, CBI’s previous policy did not have specific guidelines that required reappraisals on such loans. CBI’s revised policy shortens the requirement for updated appraisals of loans delinquent 60 days or more. In addition, CBI’s revised policy requires updated appraisals on all loans placed on nonaccrual status. Finally, the revised policy requires annual reappraisals on all loans past due 60 days or more and loans on nonaccrual status. CBI will include information relating to its appraisal policy on impaired loans in its future 1934 Act filings.
b)
Describe how often you have obtained updated appraisals in the past and whether you made any adjustments to the appraised values, including those adjustments made as a result of outdated appraisal values.

CBI’s previous policy required the application of standard discounts on collateral valuations for impaired loans of 25% for commercial properties and 20% for residential properties to cover costs of sale. CBI’s revised policy requires all appraisals to be individually evaluated for specific adjustments to the appraised value, including but not limited to real estate taxes, insurances, commission and fees, by our independent consultant.
c)	Discuss how you previously evaluated collateral values for deterioration between appraisals.

Securities and Exchange Commission

September 8, 2010
CBI’s past policy did not require the specific evaluation of collateral value deteriorations between appraisals. CBI’s revised policy requires evaluation of collateral value deterioration at least annually.
d)	Describe how you considered this policy in determining the need for qualitative factor adjustments in your allowance methodology.
CBI considers all qualitative factors as delineated in the FRB Supervisory Guidance related to its allowance in measuring the amount of loss contingency attributable to loans evaluated in accordance with FASB ASC 450, including:
•	changes in lending policies and procedures, including changes in underwriting standards and collection, charge-off and recovery practices;
•	changes in the composition and volume of the portfolio;
•	changes in national, local and industry conditions, including the effects of such changes on the value of underlying collateral for collateral-dependent loans;
•	changes in the volume and severity of classified loans, including past due, nonaccrual, troubled debt restructuring and other loan modifications;
•	changes in the levels of and trends in charge-offs and recoveries;
•	the existence and effect of any concentrations of credit and changes in the level of such concentrations;
•	changes in the experience, ability and depth of lending management and other relevant staff;
•	changes in the quality of the loan review system and the degree of oversight by the board of directors; and
•	the effect of external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in the current loan portfolio.
An assessment of the appraisal process along with collateral values and any changes in such values are encompassed within these qualitative factors.
CBI will include information responsive to the aforementioned comments related to the distribution of non-performing assets in its future 1934 Act filings.

Securities and Exchange Commission

September 8, 2010
Provision for loan losses, page 84
7.
Please revise your future filings beginning in your next Form 10-Q to disclose all other factors materially impacting your provision for loan losses in enough detail for a reader to understand all material changes in your loan loss provision trends during 2009. We note your disclosure on page 96 that the change in estimate related to the reevaluation of your loan loss methodology totaled $3.6 million and we also note that you recorded a $7 million adjustment related to the directive issued by your regulator; however, your total provision for the year was approximately $17 million as compared to your December 31, 2008 provision of approximately $2 million. Please address the remaining $4.4 million increase in the provision.

The remaining increase in the provision is primarily the result of deterioration in collateral values for collateral dependent loans evaluated and measured for impairment in accordance with FASB ASC 310. Updated collateral valuations and information related to costs to sell, including real estate taxes and insurances, increased the allocated portion of the ALLL for loans specifically identified to be individually evaluated for impairment under FASB ASC 310.
CBI will include information describing all other factors materially impacting its provision for loan losses in its future 1934 Act filings.
Consolidated Financial Statements
1. Summary of significant accounting policies
Nonperforming assets, page 103
8.
Please revise your future filings beginning in your next Form 10-Q to disclose whether you make modifications to loans that you do not account for as TDRs. If so, please disclose what types of modifications you make by major loan portfolio, and disclose and tell us in detail your basis for not accounting for these modifications as TDRs. If the modifications relate to a short term deferral of principle or interest, please disclose how you define short-term for the purposes of concluding that a modification does not constitute a TDR. Tell us and disclose whether your allowance for these modified loans would have been materially different if you had followed the guidance of ASC 310-10-35.

CBI will include in its future 1934 Act filings information that discloses modifications to loans that CBI does not account for as TDRs to the extent material to CBI. Such disclosure will include the types of modifications made by major loan portfolio, and detail CBI’s basis for not accounting for these modifications as TDRs. If the modifications relate to a short-term deferral of principal or interest, CBI will disclose how it defines short-term for the purposes of concluding that a modification does not constitute a TDR. Finally, CBI will disclose whether its allowance for these modified loans would have been materially different if CBI had followed the guidance of ASC 310-10-35.
9.
You state on page 104 that “Interest income on restructured loans is recognized when earned.” Please revise your future filings to more clearly disclose how you determine when interest is earned on these loans. Discuss how you determine when restructured loans are placed on nonaccrual status and how you determine when they will be returned to accrual status.

Securities and Exchange Commission

September 8, 2010
CBI will include information in its future 1934 Act filings with respect to its policy for the determination of when it recognized interest income on restructured loans and the restoration of such loans to accrual status.
The timing of interest earned on TDRs is the same as its timing of interest earned on normal accruing loans. CBI classifies a TDR as nonaccrual when CBI determines that the collection of all or a portion of interest or principal is doubtful or when a default of interest or principal has existed for 90 days or more, unless the loan is well secured and in the process of collection. CBI returns a TDR loan classified as nonaccrual to performing status when the loan is current as to principal and interest and has performed according to its contractual terms for a minimum of six months.
Allowance for loan losses, page 104
10.	Please revise your future filings to address the following regarding your charge-offs:
a)
Disclose what specific information you consider when determining whether a loss event has been confirmed and provide this discussion separately for collateral dependent and non-collateral dependent loans.

CBI will include information in its future 1934 Act filings that is responsive to the Commission’s comment 10.
CBI considers a loss confirmed when available information indicates that as of the financial statement date a loan, or portion thereof, will become uncollectible. When CBI considers a loan, or portion thereof, is a confirmed loss, CBI charges-off the confirmed balance. CBI applies this policy with respect to the recognition and timing of confirmed losses consistently for collateral dependent and non-collateral dependent loans. CBI’s definition is consistent with FRB supervisory guidance with respect to the loan risk rating classification of “loss.” Generally, a loan or a portion of a loan that CBI specifically identifies and individually evaluates for impairment in accordance with FASB ASC 310 would be charged-off if it meets one of the following criteria:
•	the Bank is in the process of repossession and there appears to be a likely deficiency;
•	the Bank has sold the collateral securing the loan has been sold and there is an actual deficiency;
•	the Bank is proceeding with legal action to collect its balance;
•	the borrower has left the service area and cannot be located; or
•	the borrower has filed bankruptcy and the Bank is either in an unsecured, or in a very weak collateral position.
b)
Discuss whether you charge-off any shortfall of collateral value for impaired collateral dependent loans upon receipt of an appraisal or other valuation and how this policy is considered in determining the appropriate level of allowance for loan losses.

Securities and Exchange Commission

September 8, 2010
Both the amount of a specific allocated element and the amount subject to being charged-off for loans considered for impairment under FASB ASC 310 would be dependent on updated information regarding appraised values and/or costs to sell. As stated previously, updated appraisals and adjustments for changes in costs to sell are required at least annually pursuant to our revised appraisal policy.
When the Bank receives an updated appraisal with respect to a collateral dependent loan that reflects a deficiency compared to its carrying valve, the Bank writes off the amount of any such deficiency in the current period.
c)	Specifically disclose whether your charge-off policy changed during the period.
CBI’s charge-off policy did not change during the period. CBI has considered, and continues to consider, loans, or portions thereof, to be charge-offs when information available at the financial statement date indicates the loans, or portions thereof, will become uncollectible.
d)
Provide additional disclosure in your MD&A to address the fact that, while your charge-offs have increased, they have not increased in proportion to the significant increases in your non-performing loans during recent periods. Specifically discuss the extent to which you engage in partial charge-offs and how such charge-offs have [impacted your allowance ratios].

CBI’s policy with respect to the recognition of charge-offs has not changed over the period. The criteria CBI uses to select loans to be considered for FASB ASC 310 impairment evaluation and measurement include:
•	loans past due 90 days or more;
•	nonaccrual loans;
•	troubled debt restructurings; and
•	criticized loans, including regulatory risk ratings of Special Mentioned, Substandard, Doubtful and Loss.
Although CBI’s level of non-performing loans has increased during the recent period, these types of loans were considered for impairment evaluation and measurement in accordance with FASB ASC 310 and would be charged-off according to policy if a collateral shortfall was deemed to be a confirmed loss. CBI will record a partial charge-off for any loan to the extent that the loan’s carrying value exceeds its collateral value, adjusted for costs to sell. The recent increase in CBI’s charge-offs has increased both the historical and qualitative factors for loans CBI considers under FASB ASC 450.
4. Loans, nonperforming assets and allowance for loan losses, page 120
11.
We note your disclosure on page 59 that certain of your impaired loans without a valuation allowance have sufficient collateral coverage to cover the loan balance, based on appraised values. Please provide disclosure in your future filings to clarify whether the appraised values also include costs to sell. If true, please confirm that the value of the collateral is sufficient to cover both the loan balance and costs to sell.

Securities and Exchange Commission

September 8, 2010
CBI has certain loans considered for impairment under FASB ASC 310 with adjusted underlying collateral values which exceed the carrying value of these loans. Management prepares a detailed computation for each loan considered for impairment under FASB ASC 310 each quarter which includes costs to sell, consisting of expenses, which include but are not limited to real estate taxes, insurances, legal costs, and real estate agent commissions and fees.
Exhibits 31.1 and 31.2
12.
In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations. For example, please delete from the first line the title of the certifying individual. We note similar modifications in Exhibits 31.1 and 31.2 to the Form 10-Q for the quarterly period ended March 31, 2009.

In future filings, CBI will ensure that the certifications to its 1934 Act filings are in the exact form as set forth in Item 601(b)(31) of Regulation S-K.
Form 10-Q for the Fiscal Quarter Ended March 31,2010
Management’s Discussion and Analysis
Allocation of the allowance for loan losses, page 32
13.
In future filings, please revise your disclosure on page 33 to discuss in detail the specific reasons for the decrease in the unallocated portion of the allowance for loan losses. Separately identify changes in your allocation methodology from changes in credit quality as drivers of the changes in the various allocations between periods.

During the first quarter of 2010, CBI reduced the unallocated portion of its ALLL as a result of making further refinements to certain homogenous loan pools with respect to total loss factors in accordance with FASB ASC 450. These refinements caused a portion of the unallocated element to be reclassified to the formula element of the allocated portion for loans considered collectively under FASB ASC 450. In addition, an increase in the level of charge-offs on certain loans having specific allocations migrated from unconfirmed losses to confirmed losses and caused the historical and qualitative factors attributable to homogeneous loan pools to increase and caused a corresponding increase in the allocated element under FASB ASC 450.
In its future 1934 Act filings, CBI will revise its disclosure to discuss in detail the specific reasons for any decrease in the unallocated portion of the ALLL. In addition, CBI will separately identify in its future 1934 Act Reports any changes in its allocation methodology from changes in credit quality as drivers of the changes in the various allocations between periods.

Securities and Exchange Commission

September 8, 2010
14.
We note your disclosure on page 56 that you are in the process of revising your loan loss methodology. Please describe any changes in your model made during the quarter in detail, including any adjustments to or changes in your qualitative factors, and disclose any impact these changes may have had on the unallocated portion of your allowance, the overall balance of the allowance, and your provision for loan losses. Further, clearly identify any additional changes you intend to make but that have not yet been implemented by the end of the period.

On July 6, 2010, CBI received the FRB Report of Examination based on the financial and asset quality information as of December 31, 2009. The FRB Report of Examination required certain changes to the qualitative factors for loans considered under FASB ASC 450. These refinements included the addition of factors for the presence of unsecured lending, subordinate lien positions, geographical concentrations and weak industry sectors. CBI included these refinements in its ALLL methodology at June 30, 2010. The addition of these qualitative factors did not have a material impact on CBI’s provision for loan losses or ALLL for the quarter ended June 30, 2010. The addition of these further refinements only accounted for an increase in the allocated element attributed to the formula portion of approximately $200,000.
Reconciliation of the allowance for loan losses, page 33
15.
Please revise your future filings to discuss in detail the reasons for the increased chargeoffs during the quarter and the impact these charge-offs had on your provision for loan losses. We note that on an annualized basis, your first quarter provision was higher than the same period in 2009; however, in light of your material provisions recorded during the third and fourth quarters of 2009, please clarify the reasons for the decreased provision during the quarter ended March 31, 2010. Discuss the impact of the change in methodology in the third quarter of 2009 and the regulator driven provision in the fourth quarter of 2009 separately to the extent such discussion would enhance a reader’s understanding of the material trends in your loan loss provision and allowance.

CBI increased level of charge-offs was a function of utilizing new information with respect to making the determination that certain loans in accordance with FASB ASC 310 should be considered confirmed losses at such time. The majority of the charge-offs in recent quarters had previously been included in the allocated element of the ALLL under FASB ASC 310 as specific unconfirmed loss allocations. In the third quarter of 2009, CBI reevaluated its methodology for determining the adequacy of its ALLL account. CBI undertook this reevaluation as a result of the deteriorating economic conditions in its market area. As part of this reevaluation, CBI reduced the number of periods it utilized to determine loss factors for homogeneous pools of loans collectively evaluated and measured for impairment under FASB ASC 450 from the most recent rolling 20 quarters to the most recent rolling eight quarters. CBI believes by doing so, it can better reflect the recent deterioration in local economic conditions. Moreover, CBI placed a higher weight on the latest four quarters to place greater emphasis on the current periods compared to the previous four quarters in arriving at historical loss factors. Total loss factors, which include historical loss factors and qualitative factors, during the third quarter were also affected by changes in the impairment status of certain credits evaluated and measured for impairment under FASB ASC 310. Based on current information and events during the third quarter, these credits migrated from unconfirmed losses, having an allocation included in the ALLL, to confirmed losses with realization of those losses being charged-off through the ALLL. This migration increased the total loss factors applied to the homogeneous loan pools and allocated element under FASB ASC 450. In addition to this revision to the methodology with respect to FASB ASC 450 loans, management obtained revised collateral valuations and costs to sell data on certain large commercial real estate loans which caused a increase in the allocated portion of the ALLL for loans CBI considered for impairment under FASB ASC 310. These revisions to the ALLL methodology and obtaining updated data with respect to collateral valuations and costs to sell accounted for the recognition of the $8.7 million provision for loan losses in the third quarter of 2009.

Securities and Exchange Commission

September 8, 2010
Based on CBI’s assessment of the adequacy of its ALLL methodology as of March 31, 2010, and as a result of CBI’s recognition of the FRB’s required fourth quarter 2010 ALLL adjustment of $7.0 million, we believed the decreased provision in the first quarter to be appropriate. CBI determined, based on our assessment of the adequacy of its ALLL at March 31, 2010, that the level of the ALLL was adequate to absorb probable credit losses related to specifically identified loans, as well as probable incurred losses inherent in the remainder of the loan portfolio as of the balance sheet date. In addition, CBI believed the unallocated portion of the ALLL was sufficient to cover any inherent losses in the loan portfolio that have not been identified as part of the allocated allowance using our ALLL methodology
Proxy Statement on Schedule 14A filed June 2, 2010
Corporate Governance, page 4
16.	In future proxy statements, as appropriate, please include the disclosure concerning board leadership structure as outlined in Item 407(h) of Regulation S-K.
In future proxy statements, CBI will provide disclosure concerning board leadership structure, as appropriate, as outlined in Item 407(h) of Regulation S-K.
CBI acknowledges that:
•	CBI is responsible for the adequacy and accuracy of the disclosure in 1934 Act filings;
•	Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	CBI may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Securities and Exchange Commission

September 8, 2010
We would be happy to discuss our responses with you in order to address any further questions or concerns. Please call the undersigned at 570.587.3421 extension 330 to arrange a discussion.

Sincerely,
/s/ William F. Farber, Sr.
William F. Farber, Sr.

cc:	John B. Lampi, Esq. Frederick W. Dreher